China Nutrifruit Group Limited
No. 2 Wenhua Street
Dongfeng New Village
Daqing, Heilongjiang 163311
People’s Republic of China

December 23, 2009

By EDGAR Transmission and by Hand Delivery

Mr. John P. Lucas
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Nutrifruit Group Limited
Registration Statement on Form S-3
Filed November 5, 2009
File No. 333-162916

Preliminary Information Statement
Filed November 5, 2009
File No. 1-34440

On behalf of China Nutrifruit Group Limited (“China Nutrifruit” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 3, 2009 (the “Comment Letter”), providing the Staff’s comments with respect to the above referenced registration statement on Form S-3 (the “Registration Statement”) and Preliminary Information Statement (the “Preliminary Information Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Preliminary Information Statement

1.

We note that your information statement relates to the issuance of a material amount of Series A Preferred Stock. Therefore, revise your document to include all of the information required by Item 11 of Schedule 14A, including the information required by Item 13(a) of Schedule 14A, as required by Item 1 of Schedule 14C.

China Nutrifruit Response: Per the Staff’s comments, we will revise the Preliminary Information Statement to include all of the information required by Item 11 of Schedule 14A, including the information required by Item 13(a) of Schedule 14A, as required by Item 1 of Schedule 14C.

Form S-3

General

2.

Please ensure that your disclosure is consistent. In this regard, we note that you refer to Series A Convertible Preferred Stock in the fee table, prospectus cover page, and several other locations throughout your prospectus. However, in the selling stockholders section and in your preliminary information statement, you refer to Series A Preferred Stock. Please revise for consistency or otherwise explain.

China Nutrifruit Response: Per the Staff’s comments, we have revised the Registration Statement and Preliminary Information Statement to ensure the consistent usage of the term “Series A Convertible Preferred Stock.”

3.

It appears that your Form 10-K for the fiscal year ended March 31, 2009 was not filed in a timely manner. Please explain how you are able to comply with General Instruction I.A.3(b) of Form S-3, or amend your registration statement onto a form that you are eligible to use.

China Nutrifruit Response: After discussions and correspondence with the Office of Chief Counsel the Commission has confirmed that it will not object to the Company’s use of Form S-3.

Selling Stockholders, page 3

4.	With respect to the selling shareholders who are affiliates of broker-dealers, revise your prospectus to disclose, if true, that:

The seller purchased the securities in the ordinary course of business; and

At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

China Nutrifruit Response: The Company has revised the Registration Statement to include the following sentence:

Furthermore, unless otherwise indicated below, the selling stockholders named in the following table (i) purchased the securities covered by this Prospectus in the ordinary course of business; (ii) at the time of the purchase of such securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities; and (iii) are not registered broker-dealers or affiliates of registered broker-dealers.

5.

We note your statement that “information concerning any of the selling stockholders may change from time to time, and any changed information will be presented in a prospectus supplement as necessary” However, it appears that a post-effective amendment will be required in certain circumstances. Please revise your prospectus to note that you will file a prospectus supplement or post-effective amendment, as necessary. In this regard, please see Securities Act Rules Compliance and Disclosure Interpretations Question 220.04.

China Nutrifruit Response: The Company has revised the Registration Statement to include a statement that “information concerning any of the selling stockholders may change from time to time, and any changed information will be presented in a prospectus supplement or post-effective amendment, as necessary.”

Incorporation of Certain Information by Reference, page 20

6.

Please revise this section to specifically incorporate by reference your Form 10-Q for the fiscal quarter ended September 30, 2009. In addition, ensure that your current references are accurate. For example, it does not appear that you filed a Form 8-K on October 13, 2009.

China Nutrifruit Response: Per the Staff’s comments, the Company has revised the Registration Statement to incorporate by reference of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and ensure all references therein are accurate.

Exhibit 5.1

7.

With respect to the qualifications in the third paragraph that state, “To the extent that the shares of Common Stock are issuable upon conversion of the preferred stock” and “To the extent the Common Stock is issuable upon exercise of the Warrants,” please obtain an explanation from counsel as to why they believe these limitations are necessary and appropriate. We may have further comments after reviewing counsel’s explanation.

China Nutrifruit Response: We have revised the exhibit 5.1 opinion to deleted the qualifications.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-459) 4609488 or Jing Zhang, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8323.

Sincerely,

China Nutrifruit Group Limited

By:/s/ Colman Cheng
Colman Cheng
Chief Financial Officer